UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934



Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).



Pride International Incorporated
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

74153Q102
(CUSIP Number)

December 31, 2004
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] 	Rule 13d-1 (b)

[ ]	Rule 13d-1 (c)

[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G


Issuer:  Pride International Incorporated		CUSIP No.: 74153Q102

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

MacKay Shields LLC
    	IRS# 13-4080466;

2	CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP
	(a)
	(b)


3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware (United States)

NUMBER OF SHARES	  5  SOLE VOTING POWER  7,359,800

BENEFICIALLY  6  SHARED VOTING POWER
OWNED BY 	 	0
EACH	     7  SOLE DISPOSITIVE POWER  7,359,800
REPORTING
PERSON	  8  SHARED DISPOSITIVE POWER
WITH 			0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON
	Total: 7,359,800

10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES
		Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 11
   	5.29%
12	TYPE OF REPORTING PERSON
	IA

SCHEDULE 13G

Issuer:  Pride International Incorporated		CUSIP No.: 74153Q102


ITEM 1
(a)	Name of Issuer:
	Pride International Incorporated

(b)	Address of Issuer's Principal Executive Offices:
	5847 San Felipe Street, Suite 3300
	Houston, Texas 77057




ITEM 2(a)	Name of Person Filing:
		MacKay Shields LLC

(b)	Address of Principal Business Office:
	9 West 57th Street
	New York, NY  10019

(c)	Citizenship:
	United States

(d)	Title of Class of Securities:
	Common Stock, $0.01 par value

(e)	CUSIP Number: 74153Q102

ITEM 3
If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[  ]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[ X]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in accordance with Section
		240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in accordance with Section
		240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in Section 3(b) of the Federal
		Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

SCHEDULE 13G

Issuer:  Pride International Incorporated		CUSIP No.: 74153Q102


ITEM 4.	Ownership.

	MacKay Shields LLC, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 7,359,800 shares or 5.29% of the Common Stock believed to be outstanding as a result of acting as investment adviser to various clients. The amount deemed beneficially owned includes 4,468,460 shares of common stock and 2,891,340 shares of common stock resulting from the assumed conversion of $47,736,000 principal amount of PRIDE INTL CONV 2.5% 3/1/07 (60.5694 shares of Common Stock for each $1,000 principal amount of debenture). The percent of class is calculated based on 139,149,291 shares of common stock outstanding, which number is calculated by adding 136,257,951 (the number of shares outstanding as of October 31, 2004, as reported by the Company in its Rule 424(b)(3) prospectus supplement filed with the Securities and Exchange Commission on December 15, 2004) and 2,891,340 (the number of shares of common stock deemed held as a result of the beneficial ownership of the convertible bond).



ITEM 5. Ownership of Five Percent or Less of a Class.


	Not Applicable


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


	Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

	Not Applicable


ITEM 8. Identification and Classification of Members of the Group.

	Not Applicable

ITEM 9. Notice of Dissolution of Group

	Not Applicable

ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 3, 2005

Signature:	/s/ Mark D. Goldstein

Name/Title:	Mark D. Goldstein
		Chief Compliance Officer


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